# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: X Financial, CIK 0001725033
CUSIP: 98372W202
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 7-8F, Block A, Aerospace Science&Tech Pl, No. 168, Haide Third Ave, Nanshan Dist, Shenzhen, China (F4), 518067
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-26-004534
Filed by CIK 0002079221

## Reporting persons
- Nexus Special Situations Fund SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fung Yu Wai David: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: X Financial
Address of issuer's principal executive offices: 7-8F, Block A, Aerospace Science&Tech Plz, No. 168, Haide Third Ave, Nanshan Dist, Shenzhen, China 518067

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Nexus Special Situations Fund SPC

Fung Yu Wai David
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 10/F, No. 8 Queen's Road Central, Hong Kong.
Citizenship: Nexus Special Situations Fund SPC is organized under the laws of the Cayman Islands. Fung Yu Wai David is a citizen of Hong Kong.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: This amendment to Schedule 13G is being filed to report that neither of the Reporting Persons beneficially owns any Ordinary Shares.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nexus Special Situations Fund SPC: /s/ Fung Yu Wai David, Fung Yu Wai David, Director (05/01/2026)
- Fung Yu Wai David: /s/ Fung Yu Wai David, Fung Yu Wai David (05/01/2026)